TECHNICAL REPORT AGUABLANCA NI-CU DEPOSIT

22.4	Certificate of Stephen Gatley

I, Stephen Gatley, of Haywards Heath, England, do hereby certify that as an author of this “Technical Report on the Aguablanca Ni-Cu deposit, Extremadura, Spain” dated March 31 2009,1 hereby make the following statements:

•	I am employed as Principle Mining Engineer with Lundin Mining Corporation with a business address at 70 Oathall Road, Haywards Heath, West Sussex, RH16 3EN, UK.

•	I am a graduate of the Royal School of Mines, Imperial College, London (BSc Eng Mining 1981, ARSM).

•	I am a member in good standing of the Institute of Mining, Metallurgy and Materials (IMMM) and a registered Chartered Engineer (CEng).

•	I have worked in the base metal mining industry since graduation and have over 27 years of experience.

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I have read the definition of “qualified person” set out in National Instrument 43-101 (Nl 43-101) and certify, that by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of Nl 43-101.

•	I have visited Aguablanca on numerous occasions following Lundin’s acquisition of the mine in 2007.

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I am responsible for the preparation of Sections 15,16, 18 and 23 of this “Technical Report titled “Technical Report on the Aguablanca Ni-Cu deposit, Extremadura, Spain” dated March 31 2009.1 visited the property during both January and February 2009.

•	Due to my position as Principle Mining Engineer with Lundin I am not considered independent of the issuer applying all of the tests in section 1.4 of the instrument.

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As of the date of this certificate, to my knowledge, information and belief, the sections of this Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I have read National Instrument 43-101 and sections for which I am responsible n this Technical Report have been prepared in compliance with National Instrument 43-101 and Form 43-101F

Signature

31 March 2009 Report No. 08511150292	103